SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 6

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2018

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2018, as subsequently amended, as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 to 5 hereof to the “Recent Developments—KfW” section;

-

Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 6 to 9 hereof;

-

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Public Finance” on page 9 hereof to the “Recent Developments—The Federal Republic of Germany—Public Finance” section; and

-

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on pages 10 and 11 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into KfW’s prospectus dated May 11, 2018 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

i

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On April 29, 2020, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.0842 (EUR 0.9223 per U.S. dollar).

RECENT DEVELOPMENTS

KFW

KfW’s Results for the Three Months Ended March 31, 2020

KfW is not required by law to prepare and publish interim financial statements in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected unaudited interim financial information prepared by KfW on the basis of the recognition and measurement principles of IFRS applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Group for the full year ending December 31, 2020.

KfW Group’s total assets increased by 3.7%, or EUR 18.7 billion, from EUR 506.0 billion as of December 31, 2019 to EUR 524.7 billion as of March 31, 2020. KfW Group’s operating result before valuation and promotional activities amounted to EUR 435 million for the three months ended March 31, 2020, compared to EUR 392 million for the corresponding period in 2019. The main driver for KfW Group’s operating result before valuation and promotional activities during the three months ended March 31, 2020, was net interest income. KfW Group’s operating result before valuation and promotional activities is before (i) risk provisions for lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss, and (iv) expenses relating to promotional activities. These valuation effects consisted mainly of the following:

•	Expenses for risk provisions in an amount of EUR 385 million for the three months ended March 31, 2020, compared to expenses in an amount of EUR 14 million for the corresponding period in 2019;

•

Negative effects in an amount of EUR 610 million as market values of securities and equity investments decreased in the three months ended March 31, 2020, compared to positive effects of EUR 21 million for the corresponding period in 2019;

•

Net expenses in an amount of EUR 75 million for the three months ended March 31, 2020 due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions, compared to net expenses in an amount of EUR 22 million for the corresponding period in 2019(1); and

•

Expenses relating to promotional activities in an amount of EUR 24 million for the three months ended March 31, 2020, compared to expenses in an amount of EUR 58 million for the corresponding period in 2019.

KfW Group’s consolidated result for the three months ended March 31, 2020 amounted to a loss of EUR 592 million, compared to a profit of EUR 295 million for the corresponding period in 2019.

(1)

KfW generally enters into derivative transactions to economically hedge interest and currency risks in connection with its financing and funding activities. Some economic hedging relationships entered into do not qualify for hedge accounting or the fair value option under IFRS. In these cases, only the fair value changes in the hedging instrument are recognized in the consolidated income statement as net gains/losses from other financial instruments at fair value through profit or loss, whereas fair value changes in the hedged instrument are not. As a result, the economic risk-mitigating effect of such hedging relationships is not reflected in the consolidated income statement.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the three months ended March 31, 2020, compared to the corresponding period in 2019.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Three months ended March 31,		Year-to-Year
	2020	2019	% change
	(EUR in millions)		(in %)
SME Bank & Private Clients (Mittelstandsbank & Private Kunden)	11,887	9,099	31
Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden)	1,615	1,721	-6
KfW Capital	69	33	109
Export and Project Finance (KfW IPEX-Bank)	5,666	4,786	18
Promotion of Developing Countries and Emerging Economies	542	971	-44
of which KfW Entwicklungsbank	315	815	-61
of which DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	227	156	46
Financial Markets	77	321	-76

Total Promotional Business Volume (1) (2)	19,806	16,931	17

(1)

Total promotional business volume for the three months ended March 31, 2020 has been adjusted for commitments of EUR 50 million, compared to EUR 0 million for the corresponding period in 2019, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of Mittelstandsbank’s promotional programs.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute and global funding facilities to Landesförderinstitute in 2020) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans to the Landesförderinstitute and global funding facilities to Landesförderinstitute in 2020, commitments represent the actual amounts of funds disbursed in the relevant period. In the second quarter of 2019, the statistical reporting for the global funding facilities was changed from volume of funds committed to actual amounts disbursed.

KfW’s total promotional business volume increased to EUR 19.8 billion for the three months ended March 31, 2020, compared to EUR 16.9 billion for the corresponding period in 2019. While commitments in KfW’s domestic business sector SME Bank & Private Clients and in the Export and Project Finance business sector increased significantly, this increase was partially offset by a substantial decrease in commitments in the business sectors Financial Markets and Promotion of Developing Countries and Emerging Economies.

Commitments in the SME Bank & Private Clients business sector amounted to EUR 11.9 billion for the three months ended March 31, 2020, compared to EUR 9.1 billion for the corresponding period in 2019. This significant increase was attributable to higher commitments in Private Clients, mainly under KfW’s housing investment programs and the program for energy efficient building and refurbishment. At the same time, commitments in SME Bank decreased. On March 23, 2020, KfW launched the new KfW Special Program 2020 as part of a government package of measures to mitigate the economic impact of the ongoing COVID-19 pandemic in Germany. The Federal Republic of Germany, based on a separate guarantee declaration, will bear the financial risks KfW incurs in connection with the KfW Special Program 2020. Commitments under this program, which is implemented through existing loan options offered by SME Bank, amounted to EUR 0.5 billion for the three months ended March 31, 2020.

Commitments in the business sector Customized Finance & Public Clients decreased to EUR 1.6 billion for the three months ended March 31, 2020, compared to EUR 1.7 billion for the corresponding period in 2019. This decrease was primarily driven by a decrease in global funding facilities to Landesförderinstitute.

Commitments in the business sector KfW Capital increased to EUR 69 million for the three months ended March 31, 2020, compared to EUR 33 million for the corresponding period in 2019. In the three months ended March 31, 2020, EUR 67 million were invested via the ERP Venture Capital Fund.

Commitments in KfW’s Export and Project Finance business sector for the three months ended March 31, 2020 amounted to EUR 5.7 billion, compared to EUR 4.8 billion for the corresponding period in

2019. The increase is attributable to KfW IPEX-Bank’s higher commitments in various sectors during the three months ended March 31, 2020, with the business sector basic industries providing the strongest contribution.

Commitments related to KfW’s Promotion of Developing Countries and Emerging Economies decreased significantly to EUR 542 million for the three months ended March 31, 2020, compared to EUR 971 million for the corresponding period in 2019. This decrease was attributable to overall lower commitments of KfW Entwicklungsbank, in particular with respect to Financial Cooperation Promotional Loans (FZ-Förderkredite), a development which more than offset an increase of private sector contributions by DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH.

Commitments in KfW’s Financial Markets business sector decreased to EUR 77 million for the three months ended March 31, 2020, compared to EUR 321 million for the corresponding period in 2019. This decrease was attributable to the expiration of KfW’s capital markets-based promotional activities for SMEs as of December 31, 2019. The entire commitments in KfW’s Financial Markets business sector in an amount of EUR 77 million for the three months ended March 31, 2020 were made under KfW’s green bond portfolio, an increase compared to EUR 24 million of commitments under KfW’s green bond portfolio for the corresponding period in 2019.

Sources of Funds

The volume of funding raised in the capital markets for the three months ended March 31, 2020 totaled EUR 27.7 billion, of which 62.4% was raised in euro, 20.8% in U.S. dollar and the remainder in 12 other currencies.

Capitalization and Indebtedness of KfW Group as of March 31, 2020

(EUR in millions)
Borrowings
Short-term funds	51,401
Bonds and other fixed-income securities	404,418
Other borrowings	21,240
Total borrowings	477,059

Equity
Paid-in subscribed capital (1)	3,300
Capital reserve	8,447
Reserve from the ERP Special Fund	1,191
Retained earnings	18,150
Fund for general banking risks	600
Revaluation reserve	-532
Total equity	31,157

Total capitalization	508,215

(1)

KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of March 31, 2020, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

The capitalization of KfW Group as of March 31, 2020 is not necessarily indicative of its capitalization to be recorded as of December 31, 2020.

KfW Group’s total equity as of March 31, 2020 was EUR 31,157 million, compared to EUR 31,362 million as of December 31, 2019. The decrease of EUR 205 million in total equity reflected:

(i)	KfW Group’s consolidated loss of EUR 592 million for the three months ended March 31, 2020; and

(ii)	an increase of EUR 387 million of revaluation reserves due to valuation results recognized directly in equity relating to pensions and own credit risk.

In connection with the phase-in of the analogous application of banking supervisory law to KfW, the provisions of the EU Capital Requirements Regulation (Regulation EU No 575/2013, “CRR”), the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business, have become applicable to KfW by analogy with effect from January 1, 2016. In June 2017, KfW received the approval from the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) to calculate its regulatory capital requirements following the advanced internal ratings-based approach (“IRBA”) for a large part of its portfolio as of June 30, 2017. In line with regulatory requirements, KfW expects to obtain additional approval to calculate its regulatory capital requirements following the advanced IRBA also for other sub-portfolio segments for periods after January 1, 2022.

Based on the results for the three months ended March 31, 2020, KfW’s total capital ratio amounted to 24.1% and its Tier 1 capital ratio according to Article 92 of the CRR amounted to 24.0%, each as of March 31, 2020. The increase of the total capital ratio and the Tier 1 capital ratio compared to December 31, 2019, when both ratios amounted to 21.3%, was mainly due to the first-time application of the new regulatory evaluation system for credit risk and the recognition of the interim profits accrued for the third and the fourth quarter of 2019, which were partly offset by the negative impact of the valuation result for the first quarter of 2020.

Other Recent Developments

Money-Market Funding

In mid-April 2020, KfW increased the size of its U.S. commercial paper program from USD 10 billion to USD 20 billion.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
4th quarter 2018	0.2	0.6
1st quarter 2019	0.5	1.0
2nd quarter 2019	-0.2	0.3
3rd quarter 2019	0.2	0.6
4th quarter 2019	0.0	0.4

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

In the fourth quarter of 2019, Germany’s gross domestic product (“GDP”) did not continue to rise compared to the third quarter of 2019 after price, seasonal and calendar adjustments.

Compared to the third quarter of 2019, growth of domestic final consumption expenditure, which had often been the main economic driving force recently, slowed markedly in the fourth quarter of 2019 after a very strong third quarter. In the fourth quarter of 2019, household final consumption expenditure stagnated (0.0%) and general government final consumption expenditure increased only slightly by 0.3%, in each case compared to the third quarter of 2019. Gross fixed capital formation in construction increased by 0.6%, but capital formation in machinery and equipment again decreased considerably (-2.0%), in each case in the fourth quarter of 2019 compared to the third quarter of 2019. Capital formation in other fixed assets was up 1.1% over the same period.

Foreign trade developments slowed down economic activity in the fourth quarter of 2019 compared to the third quarter of 2019. According to provisional calculations, exports of goods and services after price, seasonal and calendar adjustments decreased by 0.2% in the fourth quarter of 2019 compared to the third quarter of 2019, while imports of goods and services increased by 1.3% over the same period. As a consequence, the balance of exports and imports (net exports) reduced economic growth by 0.6 percentage points in the fourth quarter of 2019 compared to the third quarter of 2019.

In a year-on-year comparison, in price and calendar-adjusted terms, the growth of the German economy decelerated toward the end of the year, growing by 0.4% in the fourth quarter of 2019 (price-adjusted), following increases of 0.6% in the third quarter of 2019, 0.3% in the second quarter of 2019 and 1.0% in the first quarter of 2019, in each case compared to the corresponding periods in 2018.

Source: Statistisches Bundesamt, Gross domestic product: detailed results on the economic performance in the 4th quarter of 2019, press release of February 25, 2020 (https://www.destatis.de/EN/Press/2020/02/PE20_056_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
March 2019	0.4	1.3
April 2019	1.0	2.0
May 2019	0.2	1.4
June 2019	0.3	1.6
July 2019	0.5	1.7
August 2019	-0.2	1.4
September 2019	0.0	1.2
October 2019	0.1	1.1
November 2019	-0.8	1.1
December 2019	0.5	1.5
January 2020	-0.6	1.7
February 2020	0.4	1.7
March 2020	0.1	1.4

In March 2020, the inflation rate in Germany was 1.4% compared to March 2019. A sharp decrease in the price of mineral oil products had a downward effect on energy prices and the inflation rate as a whole, which was down from 1.7% in February 2020. Excluding heating oil and motor fuel prices (-19.6% and -3.3%, respectively), the inflation rate in March 2020 compared to March 2019 would have been 1.6%. In contrast, certain energy prices increased, for example for electricity (+4.5%) and natural gas (+2.3%).

Compared to March 2019, food prices increased significantly by 3.7% in March 2020. In this category, substantial year-on-year price increases were in particular recorded for fruit and meat/meat products (each +8.8%). Meanwhile, prices of edible fats and oils decreased by 5.0% in March 2020 compared to March 2019. The prices of goods overall increased by 1.3% in March 2020 compared to March 2019. The prices of services overall increased by 1.4% in March 2020 compared to March 2019.

Compared to February 2020, the consumer price index increased by 0.1% in March 2020. Steep declines were recorded for prices of heating oil (-10.1%) and motor fuels (-4.7%), leading to a 2.2% decrease in energy prices month-on-month. However, seasonal prices for clothing in March 2020 increased by 4.0% compared to February 2020.

Sources: Statistisches Bundesamt, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Statistisches Bundesamt, Inflation rate at +1.4% in March 2020: Falling prices of mineral oil products have downward effect on inflation rate, press release of April 16, 2020 (https://www.destatis.de/EN/Press/2020/04/PE20_132_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
March 2019	3.5	3.2
April 2019	3.2	3.2
May 2019	3.0	3.1
June 2019	3.0	3.1
July 2019	3.1	3.1
August 2019	3.2	3.1
September 2019	3.0	3.1
October 2019	3.0	3.2
November 2019	3.1	3.2
December 2019	3.1	3.2
January 2020	3.3	3.2
February 2020	3.4	3.4
March 2020	3.8	3.5

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Compared to March 2019, the number of employed persons increased in March 2020 by approximately 84,000 or 0.2%. Compared to February 2020, the number of employed persons in March 2020 decreased by approximately 38,000 after adjustment for seasonal fluctuations.

In March 2020, the number of unemployed persons increased by approximately 159,000 or 10.6% compared to March 2019. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in March 2020 stood at 1.53 million, which was an increase of roughly 0.7% compared to February 2020.

The measures to address the COVID-19 pandemic in the second half of March 2020 have increased the uncertainty of employment and unemployment estimates. It should be noted that according to the employment account and labour force survey concepts, workers in short-time employment arrangements (Kurzarbeit) are not counted as unemployed persons but as persons in employment.

Sources: Statistisches Bundesamt, March 2020: employment up 0.2% year on year, press release of April 30, 2020 (https://www.destatis.de/EN/Press/2020/04/PE20_150_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis//online?operation=table&code=13231-0001&levelindex=0&levelid=1585669976504).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January – February 2020	January – February 2019
Trade in goods, including supplementary trade items	35.3	32.0
Services	-1.0	-1.4
Primary income	17.6	15.8
Secondary income	-11.4	-13.1

Current account	40.6	33.4

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, Exports in February 2020: +0.4% on February 2019, press release of April 9, 2020 (https://www.destatis.de/EN/Press/2020/04/PE20_125_51.html).

Public Finance

Fiscal Outlook

On April 22, 2020, the Federal Government published the German Stability Program 2020 in accordance with the European Commission’s guidelines for a streamlined format of the 2020 Stability and Convergence Programs in light of the COVID-19 outbreak. Due to the significantly increased uncertainty due to the rapidly evolving COVID-19 pandemic and the required countermeasures, the Federal Government has limited its projection horizon to the year 2020 instead of the usual five-year forecasting period (until 2024). With comprehensive measures for the support of healthcare and for the protection of employees, companies and the self-employed, the Federal Government is aiming to maintain the productive potential of the German economy beyond the COVID-19 pandemic.

The following table presents the Federal Government’s projection for key fiscal indicators in 2020 compared to the results for these key fiscal indicators in 2019, as set out in the German Stability Program 2020, which takes into account the countermeasures adopted by the Federal Government in response to the COVID-19 pandemic.

GENERAL GOVERNMENT BUDGETARY PROSPECTS (1)

	2020	2019
	(% of GDP)
Revenue	47 1⁄4	46.8
Total taxes	23 1⁄2	24.2
Social contributions	18 1⁄4	17.4
Property income	3⁄4	0.6
Other	4 3⁄4	4.5
Expenditure (2)	54 1⁄2	45.4
Compensation of employees and intermediate consumption	14 1⁄2	13.1
Social payments	27 3⁄4	24.6
Interest expenditure	3⁄4	0.8
Subsidies	3 1⁄2	0.9
Gross fixed capital formation	2 3⁄4	2.5
Capital transfers	1 1⁄4	1.2
Other	4	2.2

General government deficit (-) / surplus (+)	-7 1⁄4	1.4
Federal Government	-4 3⁄4	0.6
Länder governments	-1 1⁄4	0.4
Municipalities	- 1⁄4	0.2
Social security funds	- 3⁄4	0.3
General government gross debt	75 1⁄4	59.8

(1)	Forecast figures are rounded to one-quarter of a percent of GDP.
(2)	Adjusted by the net amount of payments in connection with swaps.

Source: Bundesministerium der Finanzen, Deutsches Stabilitätsprogramm 2020 (https://www.bundesfinanzministerium.de/Content/DE/Downloads/Broschueren_Bestellservice/2020-04-17-stabilitaetsprogramm-2020.pdf?__blob=publicationFile&v=7), Table 5 and pages 22, 23.

Other Recent Developments

EU Response to the COVID-19 Pandemic

On April 23, 2020, the European Council endorsed the Eurogroup’s proposal for three important safety nets for workers, businesses and EU Member States amounting to a package worth EUR 540 billion. The European Council called for the package to be operational by June 1, 2020.

The European Council also agreed to work towards establishing a recovery fund of a sufficient magnitude, targeting the sectors and regions of Europe most affected by the unprecedented COVID-19 pandemic. The European Council tasked the European Commission with analyzing the exact needs and with preparing a proposal clarifying the link with the multiannual financial framework (MFF), the EU’s long-term budget, which is expected to be adjusted due to the ongoing COVID-19 pandemic and its consequences.

Source: European Council, Conclusions of the President of the European Council following the video conference of the members of the European Council, 23 April 2020, press release of April 23, 2020 (https://www.consilium.europa.eu/en/press/press-releases/2020/04/23/conclusions-by-president-charles-michel-following-the-video-conference-with-members-of-the-european-council-on-23-april-2020/).

The Spring 2020 Economic Forecast of the Federal Government

The Federal Government expects German price-adjusted GDP to decline by 6.3 % in 2020, as the COVID-19 pandemic is triggering a recession of the global and German economies after ten years of growth in Germany. The Federal Government expects catch-up effects for the German economy for 2021, with a growth of the German price-adjusted GDP by 5.2% for 2021. The Federal Government’s projections take into account that far-reaching measures to restrict social contact in order to protect public health were maintained from mid-March 2020 onwards and throughout April 2020 and assume a gradual and moderate relaxation of these measures afterwards. Accordingly, the sharpest decline in economic output is currently expected to occur in the second quarter of 2020, with a recovery of economic activity beginning thereafter.

For 2020 overall, the Federal Government forecasts declines in almost all use components of GDP in price-adjusted terms. Due to the weakening of key international economies, German exports are forecast to decline by 11.6% in 2020 (2021: +7.6%). Lower domestic demand is expected to result in a decline of imports into Germany by -8.2% in 2020 (2021: +6.5%), although imports are not expected to decline as strongly as exports due to the extensive policy measures to support domestic demand and income previously described under “Federal Republic of Germany — Recent Developments — Other Recent Developments — German Measures to Mitigate the Economic Impact of the COVID-19 Pandemic” in KfW’s Form 18-K/As No. 4 and No. 5, filed on April 2 and April 16, 2020, respectively. As a result of these developments, Germany’s current account surplus in relation to GDP is likely to decline in 2020 and the Federal Government also expects it to remain noticeably below the 2019 level in 2021.

Due to the recession in Germany’s manufacturing sector, which has been exacerbated by the COVID-19 pandemic, and the general increase in economic uncertainty, the Federal Government expects gross fixed capital formation in machinery and equipment to decline by 15.1% in 2020 (2021: +8.7%). While gross fixed capital in construction is expected to be stimulated by the continuing low interest rate environment and by increased liquidity, it is also expected to be adversely affected by declining available incomes of private households. In addition, shutdown measures, including border closures and increased uncertainty more generally, are also expected to negatively impact construction projects. The Federal Government therefore expects a slight decrease of gross fixed capital formation in construction in 2020 (-1.0%) and a moderate expansion in 2021 (+1.1%). Household final consumption expenditure is forecast to decline in 2020 (-7.4%) and to recover in 2021 (+6.5%). General government final consumption expenditure (2020: +3.7%, 2021: +1.3%) and gross fixed capital formation of general government (2020: +3.9%, 2021: +2.3%) are expected to grow over the entire forecast period.

The Federal Government anticipates pressure on the German labor market, with the number of employed persons declining by approximately 370,000 persons in 2020. Employment in accommodation and food services, in trade as well as in business services, which also include the provision of temporary workers, is expected to be particularly adversely affected. The unemployment rate (national definition) in Germany is expected to rise to an annual average of 5.8% in 2020, compared to 5.0% in 2019.

Source: Bundesministerium für Wirtschaft und Energie, Altmaier: Corona-Pandemie führt Wirtschaft in Rezession. Müssen wirtschaftliches und gesellschaftliches Leben mit Augenmaß hochfahren, dann ist in zweiter Jahreshälfte Erholung möglich, press release of April 29, 2020 (https://www.bmwi.de/Redaktion/DE/Pressemitteilungen/2020/20200429-altmaier-corona-pandemie-fuehrt-wirtschaft-in-rezession.html [bmwi.de]).

Monetary Policy Response to the COVID-19 Pandemic

On April 22, 2020, the Governing Council of the European Central Bank (“ECB”) adopted temporary measures to mitigate the impact of rating downgrades due to the economic fallout from the COVID-19 pandemic on the availability of collateral for the Eurosystem (i.e., the ECB and the national central banks of the Euro Area Member States). Specifically, the Governing Council of the ECB decided to grandfather the eligibility of marketable assets and the issuers of such assets that fulfilled minimum credit quality requirements on April 7, 2020 as collateral for the Eurosystem. Notwithstanding subsequent downgrades by the credit rating agencies accepted in the Eurosystem, such marketable assets and issuers will continue to be eligible as collateral as long as the subsequent ratings remain above a certain minimum credit quality level and the relevant assets and issuers continue to fulfil all other existing collateral eligibility criteria. This decision by the ECB complements its other policy initiatives announced on April 7, 2020 to ease collateral requirements. Together, these measures by the ECB aim to ensure that banks have sufficient assets that they can utilize as collateral with the Eurosystem and thereby participate in the liquidity-providing operations and to continue providing funding to the euro area economy.

On April 30, 2020, the Governing Council of the ECB intensified its response to the COVID-19 pandemic by easing conditions on the targeted longer-term refinancing operations (TLTRO III) through a reduction of relevant interest rates. Furthermore, it announced a new series of non-targeted pandemic emergency longer-term refinancing operations (PELTROs) to support liquidity conditions in the euro area financial system and contribute to preserving the smooth functioning of money markets by providing an effective liquidity backstop.

Sources: European Central Bank, ECB takes steps to mitigate impact of possible rating downgrades on collateral availability, press release of April 22, 2020 (https://www.ecb.europa.eu/press/pr/date/2020/html/ecb.pr200422_1~95e0f62a2b.en.html); European Central Bank, Monetary Policy Decisions, press release of April 30, 2020 (https://www.ecb.europa.eu/press/pr/date/2020/html/ecb.mp200430~1eaa128265.en.html).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/S/ DR FRANK CZICHOWSKI

	Name:	Dr Frank Czichowski
	Title:	Senior Vice President and Treasurer

By:	/S/ JÜRGEN KÖSTNER

	Name:	Jürgen Köstner
	Title:	Vice President

Date: April 30, 2020